

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008150

January 29, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
And Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-29-2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning a shareholder proposal submitted to AIG by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director



Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting (the "Annual Meeting") of shareholders by John Jennings Crapo (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they were received after the deadline under Rule 14a-8(e).

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

**Ground for Omission**

***The Proposal was received after the deadline for submitting a proposal***

Rule 14a-8(e) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it is received "less than 120 calendar days before the date of the company's proxy statement . . . [for] the previous year's annual meeting." The Company's 2003 Proxy Statement was dated April 4, 2003. Therefore, the deadline to submit a shareholder proposal for the Annual Meeting was December 5, 2003.

The Proposal was received on January 7, 2004, over one month after the deadline. Because the Proposal was not received by the Company prior to December 5, 2003, it falls squarely within Rule 14a-8(e). On many occasions, the staff of the Securities and Exchange Commission (the "Staff") has recognized that proposals which are not submitted in a timely manner are properly excluded from a company's proxy materials. See, e.g., Mid Atlantic Medical Services, Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 370 (Mar. 14, 2003); Prudential Financial, Inc. SEC No-Action Letter, 2003 SEC No-Act. LEXIS 429 (Mar. 14, 2003).

For the foregoing reason, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(e).

**Conclusion**

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: John Jennings Crapo

**ANNEX A**

JOHN JENNINGS CRAPO, PRO SE, AA, ABE,
Homeless American international Group INC
Shareholder, USER OF Boston Public library
RTRO STATE GOVT EMPloyee
PO Box 400151 CAMBRIDGE MA
02140-0002

page one (01) OF Five (05) pages - minted on (01) side reverse side Blanck
January 01st Calendar Year 2004

Via Certified mail Return receipt request-ed ("CMRRR") #
7003 1010 0003 3507 9658
Courtesy Copy 7002 2410 0006 3800 2258

Re: Shareholder proposal SUBMISSION

to American international Group INC attn please
Corporation secretary
Ms Kathleen E. Shannon, Esquire
or her successor as Corporation Secretary
70 Pine Street #50
New York City NY 10270-0094

PAID

Dear gentlemen or Ladies
I've shareholder very long time p
of American International Group INC
and for a long time I've presented shareholder proposals AT various publicly held NATIONAL COMPANIES, including that of AMERICAN INTERNATIONAL GROUP INC
MY OWNERSHIP of Shares of AMERICAN INTERNATIONAL GROUP INC IS Well above the minimum threshold for presentation of Shareholder proposals AND I plan to to continue to own MY Shares of American international More

Page two (02) of five (05) pages
John Jennings Crapo to AMERICAN International Group INC Jan 01 2004

until the adjournment of the forthcoming ANNUAL Meeting of Shareholders of American International Group INC AND I plan to present MY Shareholder proposal AS Set forth AS Follows

Shareholder Proposal

AND Shareholders Meetings IN ANNUAL Meeting of AMERICAN International Group INC ("the" Corporation") I Request our Board of Directors ("BOARD") to Report to US IN the proxy Statement of the next successive Meeting of Shareholders. So We shareholders and proxies may better understand What our Director Do how situation cases are handled by them. Proxies We Request the exhibits and the circumstances and SURROUNDING events of the accident of the calendar Year 2003 Be used as an example - which proponent Mr John Jennings ("Jackie") Crapo has graciously Send US exhibits of which occurred under neath the overpasses of ALBANY Strt at Boston at where East Berkeley Strt AND BROADWAY CONNect. We ask for a complete Report-

Supporting Statement - PAID

Proponent is our homeless Shareholder whom IN AND January 2003 WAS forcibly removed from Attic Room By the authorities of the City of Cambridge AND his personal possessions Were taken from him against his explicit objections. He'd Moved IN there IN 1972 AND ALWAYS had been loyal to the land.

more

persons, their employees, and other tenants, neighbors. He lives in homeless men's shelter at the corner of Harrison Ave and East Berkeley Street which is but five(05) to ten(10) minutes walk from site of said accident. the place is shelter for many men whom from print news are mentally ill, are alcohol or drug addicts or overcome with other serious troubles
This Morning about 6:15 AM proponent had breakfast seated under the national banner of AN AFRICAN KINGDOM, formerly a territory of the Ottoman EMPIRE

PAID

This morning proponent walked by the Kirstein Business Branch of the Boston Public LIBRARY found a cart next to the United Parcel Service Box and the US Postal Service storage Box knocked over and contents spread about the sidewalk. The luggage had been fastened to something connected to former Boston City Hall in a very historic part of Boston

Last NIGHT WAS called what is known as "FIRST NIGHT" in Boston where many FROM OUTSIDE city come to it to celebrate with those of City of Boston the advent AND arrival of the New Year

IN Shelter WEAR I live someone told me one hundred people annually die it's estimated. Suicide and accidents RANK VERY HIGH for the deaths of homeless PERSONS.

Some of the people at the homeless shelter

more

Page four(04) of five(05) pages
Mr Crapo to Ms Shannon, A16
Jan 01, 2004

I was told by some-one are political refugees from other nations. The Corporation is known for it's business in other countries as well in the United States of America

Proponent himself has schizophrenia, arthritis, pain in neck and top of head and in joints sometimes he has serious cramps. He has PSORIASIS, GLAUCOMA AND other VISION IMPAIRMENT He uses a cervical collar and walks with prosthesis AND much of time his numb PAID groin area He uses a portable cart to lug things about - brief attache cases and like AND inspite his numerous letters to Hon State Treasurer MR CAHILL and his predecessor Hon Ms Shannon O'BRIEN HAS failed respond to his appeal for action concerning his termination as a MA Civil Service Employee. His pension check is $896.70 monthly and his last paid was $1,050 monthly

PROPONENT has lots + lots of thoughts on this one(01) thought is does the STATE ~~Want to BE BRIBED~~? TREASURER WANT to Be BRIBED? that neighborhood where the shelter is very dangerous AND this morning some-one hit ~~him~~ the proponent -

end of shareholder proposal

more

Page Five(05) of Five(05) page
MR CRAPO to AIG's Ms Shannon
Jan .01 2004

IN event you want to talk to me
IN Person please contact me by letter to me
at my P.O. Box please send me your adjenda
and Give me time to reply By letter

Enclosed I call to your attention
my exhibits - ten (10) pages in fact
of them - which I include with
this five (05) page letter.

copy this plus exhibits to
Hon USA Securities and Exchange
Commission Via Certified mail
Return Rcpt requested #
7003 1010 0003 3508 1958
Attn Division of Corporation Finance
Division Deputy Director. Mr
Martin P. DUNN or successor as
Div. acting Dpty Director.

a copy of my letter of trans-
mittal to said Commission Via
Certified mail Return Receipt requested
I enclose here-in to call It to your
attention.

I can't Find a stapler. I recently
sent a letter to the Hon USA Circuit Court
at Boston: In spite lack of stapling all
pages were delivered

Sincerely
John Jennings Crapo. Pro Se
Homeless Shhldr

Encl: ten (10) pages 33C1110

PAID

John Jennings Crapo, Pro Se
PO Box 400151
Cambridge MA 02140-0002

Jan 01 2004

Via Certified mail #
7003 1010 0003 3508-1958
return receipt requested
Hon United States Securities and
Exchange Commission Division of Corporation Finance Division Deputy Mr
Martin P. DUNN or Successor as Acting
Div Dpty Director
450 5th St NW
District of Columbia 20549-0213

PAID

Dear Gentlemen and Ladies

Enclosed is copy via certified mail return receipt requested # 7003 1010 0003 3507 9658 and 7002 2410 0006 3800 2258 to American International Group Inc attn please Ms Kathleen E. Shannon, Esq, Corporation Secretary 70 Pine Strt New York City NY 10270-0094 of Jan 01 2004 I call to your attention. - My shareholder proposal submission to said Corporation's Meetings of Shareholders meetings in annual Meetings of Shareholders and proxies for the purpose of Shareholder Meetings Please put this on file

Sincerely

John Jennings Crapo Pro Se

Encl: Sixteen (16) pp printed inside reverse sides Blank

JJC/JJC

Exhibits Jan 01 2004 John Jennings Crapo ("MR CRAPO") Pro Se to Ms Kathleen E. Shannon ("Ms Shannon") Esquire in her capacity as Corporation Secretary of American International Group INC ("AIG") #ONE (01) OF TEN (10) exhibits



PAID
PAID


JJC/jjc

Exhibit Two (02) of Ten
Mr Crapo to AIG's Ms Shannon
Jan 01 2004


PAID


PAID

JJC/jjc

Exhibit Three (03) of Ten
Mr Crapo to AIG's Ms Shannon
Jan 01 2004





JJCJJJC

Exhibit Four (04) of ten
Mr Crako to A16's Ms Shannon
Jan 01 2004



JJC/jic






PAID

Exhibit Five (05) of ten ~~(two)~~ (10)
Mr Crapo to Ms Shannon
of Alko
Jan 01 2004
JJC/JJC

Exhibit Six (06) of Ten (10)
Mr Crabo do & AIG's Ms Shannon
Jan 01 2004



JJC/jjc

Exhibit seven (07) OF ten (10)
Mr Crabo to AIG's Ms Shannon
Jan 01 2004


PAID

Exhibit Eight (08) of ten (10)
Mr Crapo to A16's ms
Shannon Jan 01 2004


PAID

JJC/jjc

Exhibit Nine (09) of Ten (10)
Mr Crapo to AIG's Ms
Shannon Jan 01 2004



JJC/jjc

Exhibit ten(10) OF Ten(10)
Mr Crapo to AIG's Ms
Shannon Jan 01 2004



JJC/JJC

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal relates to a report on the board's activities.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(e)(2) because AIG received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy statement in reliance on rule 14a-8(e)(2).

Sincerely,



Keir D. Gumbs
Special Counsel